SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

2012 Interim Results Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 29, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2012 Interim Results Announcement

§1	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant that there are no false representations or misleading statements contained in, or material omission from, the 2012 interim report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in the 2012 interim report.

This summary of the interim report is extracted from the full text of the 2012 interim report. The full report is published on www.sse.com.cn simultaneously. For detailed content, investors are advised to read the full text of the 2012 interim report.

1.2	If any director fails to attend the Board meeting for considering and approving the 2012 interim report of the Company, his name shall be set out separately:

Name of Director not Attending	Position	Reasons for the Absence	Name of Proxy

Lei Dianwu	Director	Business engagement	Rong Guangdao
Xiang Hanyin	Director	Business engagement	Rong Guangdao

1.3	The interim financial report of the Company for the six-month period ended 30 June 2012 (the “Reporting Period”) was unaudited.

1.4	There was no appropriation of funds by controlling shareholder and its connected parties for non-operation purpose.

1.5	The Company did not provide external guarantees in violation of required decision-making procedures.

1.6	Mr. Rong Guangdao, Chairman and the responsible person of the Company, Mr. Ye Guohua, Chief Financial Officer overseeing the accounting operations, and Mr. Hua Xin, Deputy Chief Financial Officer, person-in-charge of Accounting Department (Accounting Chief) and Finance Manager, hereby warrant the truthfulness and completeness of the financial report contained in the 2012 interim report.

§2	CORPORATE INFORMATION

2.1	Corporate Information

Stock Abbreviation
Shares Stock Code	600688
Stock Exchange Listing	Shanghai Stock Exchange
Stock Abbreviation	Shanghai Petrochemical
Shares Stock Code	00338
Stock Exchange Listing	Hong Kong Exchanges and Clearing Limited (“Hong Kong Stock Exchange”)

Shares Stock Code	SHI
Stock Exchange Listing	New York Stock Exchange

	Secretary to the Board	Securities Affairs Representative

Name	Zhang Jingming	Tang Weizhong
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic	Suite B, 28/F, Huamin Empire Plaza, 728 West Yan’an
	Road, of China (the “PRC”)	Shanghai, PRC
	Postal Code: 200540	Postal Code: 200050
Telephone	86-21-57943143/52377880	86-21-57943143/52377880
Fax	86-21-57940050/52375091	86-21-57940050/52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

2.2	Major Financial Data and Indicators

Prepared under the China Accounting Standards for Business Enterprises (“CAS”) (Unaudited)

2.2.1	Major accounting data and financial indicators

			Currency: RMB

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)

Total assets (RMB’000)	33,482,137	31,110,085	7.62
Total equity attributable to equity shareholders of the Company (RMB’000)	16,594,614	18,112,483	–8.38
Net asset value per share attributable to equity shareholders of the Company (RMB/Share)*	2.305	2.516	–8.38

	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease during the Reporting Period as compared to the corresponding period of the previous year (%)

Operating profit (“–” for loss) (RMB’000)	–1,695,130	1,818,377	–193.22
Profit before income tax (“–” for loss) (RMB’000)	–1,558,652	1,805,805	–186.31
Net profit attributable to equity shareholders of the Company (“–” for net loss) (RMB’000)	–1,194,489	1,381,533	–186.46
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“–” for net loss) (RMB’000)	–1,298,177	1,391,700	–193.28
Basic earnings per share (“–” for loss) (RMB/Share)	–0.166	0.192	–186.46
Basic earnings per share excluding non-recurring items (“–” for loss) (RMB/Share)	–0.180	0.193	–193.28
Diluted earnings per share (“–” for loss) (RMB/Share)	–0.166	0.192	–186.46
Return on net assets (weighted average) (%)*	–6.883	7.565	Decreased by 14.448 percentage points

Net cash inflow from operating activities (RMB’000) (“–” for outflow)	–1,066,238	1,115,924	–195.55
Net cash inflow per share from operating activities (RMB/Share) (“–” for outflow)	–0.148	0.155	–195.55

*	The above-mentioned net assets do not include minority shareholders’ interests.

2.2.2	Non-recurring items

Unit: RMB ’000
Non-recurring Items	Amount

Net loss from disposal of non-current assets	–5,381
Employee reduction expenses	–7,153
Government grants recorded through profit or loss (excluding those having close relationship with the Company’s operation and enjoyed in fixed amount on quantity according to uniform national standard)	138,064
Income from external entrusted loans	1,059
Other non-operating income and expenses other than those mentioned above	10,241
Income tax effect	–32,630
Effect on minority interests after taxation	–512

Total	103,688

2.2.3	Differences between interim financial report prepared under CAS and International Financial Reporting Standards (“IFRS”)

				Unit: RMB ’000
	Net profit attributable to equity shareholders of the Company (“–” for net loss)		Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period

Prepared under CAS	–1,194,489	1,381,533	16,594,614	18,112,483
Prepared under IFRS	–1,151,524	1,425,719	16,414,039	17,925,563

For detailed differences, please refer to 7.3.

§3	CHANGE IN SHARE CAPITAL AND SHAREHOLDERS

3.1	Total Number of Shareholders and Their Shareholdings

Unit: share

Total number of shareholders as at the end of the Reporting Period	109,768

Shareholdings of top ten shareholders

Name of shareholders	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase (+)/ decrease (–) during the Reporting Period	Type of shares	Number of non- circulating shares held	Number of shares pledged or frozen

China Petroleum & Chemical Corporation	State-owned enterprise legal person	55.56	4,000,000,000	0	Non- circulating	4,000,000,000	Nil

HKSCC (Nominees) Limited	Foreign legal person	31.86	2,294,120,101	+170,000	Circulating	—	Unknown

China Construction Bank – CIFM China Advantage Security Investment Fund	Others	0.94	67,508,464	–4,415,693	Circulating	—	Unknown

ICBC – SWS MU New Economy Balanced Equity Fund	Others	0.29	20,818,257	–448,166	Circulating	—	Unknown

Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	0	Non- circulating	16,730,000	Unknown

Zhejiang Economic Construction Investment Co., Ltd	Others	0.17	12,000,000	0	Non- circulating	12,000,000	Unknown

China Life Insurance Company Limited – Tradition – Ordinary Insurance Product – 005L-CT001-Shanghai	Others	0.17	11,648,194	–760,000	Circulating	—	Unknown

Shanghai Textile Development Corporation	Others	0.08	5,650,000	0	Non- circulating	5,650,000	Unknown

Shanghai Xiangshun Shiye Company Limited	Others	0.08	5,500,000	0	Non- circulating	5,500,000	Unknown

IP KOW	Others	0.08	5,432,000	0	Circulating	—	Unknown

Top ten shareholders of shares in circulation

Name of shareholders	Number of circulating shares held	Type of shares

HKSCC (Nominees) Limited	2,294,120,101	Overseas listed foreign shares

China Construction Bank – CIFM China Advantage Security Investment Fund	67,508,464	RMB-denominated ordinary shares

ICBC – SWS MU New Economy Balanced Equity Fund	20,818,257	RMB-denominated ordinary shares

China Life Insurance Company Limited – Tradition – Ordinary Insurance Product – 005L-CT001 Shanghai	11,648,194	RMB-denominated ordinary shares

IP KOW	5,432,000	Overseas listed foreign shares

Agricultural Bank of China Limited – New China Selected Growth Stock Fund	4,518,720	RMB-denominated ordinary shares

Industrial and Commercial Bank of China Limited – Harvest Theme New Power Stock Fund	3,367,193	RMB-denominated ordinary shares

Weng Xuejun	3,120,000	RMB-denominated ordinary shares

China Merchants Bank Co., Limited – Fortis Haitong Surging Return Mixed Type Fund	3,029,933	RMB-denominated ordinary shares

Changjiangwan Investments Group Limited	2,900,085	RMB-denominated ordinary shares

Description of any connected relationship or act-in-concert parties relationships among the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, the State-owned enterprise shareholder, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

3.2	Interests and Short Positions of Substantial Shareholders and Other Persons in Shares and Underlying Shares of the Company

As at 30 June 2012, the interests and short positions of the Company’s substantial shareholders (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company) and other persons (excluding the Directors, Supervisors and Senior Management of the Company) who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) in the shares, underlying shares of equity derivatives or debentures of the Company as recorded in the register which is required to be kept under Section 336 of the SFO were as set out below:

(i)	Interests in ordinary shares of the Company

Name of shareholders	Number and type of shares held	% of total issued shares	% of shareholding in the Company’s total issued H shares	Capacity

China Petroleum & Chemical Corporation	4,000,000,000 Promoter legal person shares (L)	55.56	—	Beneficial owner

Government of Singapore Investment Corporation Pte Ltd	140,005,700(L)	1.94(L)	6.01(L)	Beneficial owner; Investment managers; Other (Available-for- lending shares)

(L): Long position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management of the Company) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, underlying shares of equity derivatives or debentures of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(ii)	Short positions in shares and underlying shares of the Company

As at 30 June 2012, no short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management of the Company) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, underlying shares of equity derivatives, or debentures of the Company were recorded in the register required to be kept under Section 336 of the SFO.

§4.	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1	Shareholdings of Directors, Supervisors and Senior Management

During the Reporting Period, there were no changes to the number of shares of the Company held by the Directors, Supervisors and Senior Management of the Company. The actual number of shares in the issued share capital of the Company held by the Directors, Supervisors and Senior Management as at the end of the Reporting Period were as follows:

Unit: share
Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Change

Rong Guangdao	Chairman	3,600	3,600	No change
Wang Zhiqing	Vice Chairman and President	Nil	Nil	No change
Wu Haijun	Vice Chairman	Nil	Nil	No change
Li Honggen	Director and Vice President	Nil	Nil	No change
Shi Wei	Director and Vice President	Nil	Nil	No change
Ye Guohua	Director and Chief Financial Officer	Nil	Nil	No change
Lei Dianwu	Director	Nil	Nil	No change
Xiang Hanyin	Director	Nil	Nil	No change
Shen Liqiang	Independent Non-executive Director	Nil	Nil	No change
Jin Mingda	Independent Non-executive Director	Nil	Nil	No change
Wang Yongshou	Independent Non-executive Director	3,600	3,600	No change
Cai Tingji	Independent Non-executive Director	Nil	Nil	No change
Gao Jinping	Chairman of the Supervisory Committee	Nil	Nil	No change
Zuo Qiang	Supervisor	Nil	Nil	No change
Li Xiaoxia	Supervisor	Nil	Nil	No change
Zhai Yalin	Supervisor	Nil	Nil	No change
Wang Liqun	Supervisor	Nil	Nil	No change
Chen Xinyuan	Independent Supervisor	Nil	Nil	No change
Zhou Yunnong	Independent Supervisor	Nil	Nil	No change
Zhang Zhiliang	Vice President	Nil	Nil	No change
Zhang Jianping	Vice President	Nil	Nil	No change
Jin Qiang	Vice President	Nil	Nil	No change
Zhang Jingming	Company Secretary and General Counsel	Nil	Nil	No change

Shares held by the above individuals are A shares and represent their ersonal interests in their capacity as beneficial owners.

4.2	Interests and Short Positions of Directors, Supervisors and Senior Management in Shares, Underlying Shares and Debentures of the Company

Save as disclosed above, as at 30 June 2012, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning ascribed to it in Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2012, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

§5.	REPORT OF THE DIRECTORS

5.1	Discussion and Analysis of the Overall Operation during the Reporting Period

The following discussion and analysis should be read in conjunction with the unaudited interim financial report of the Group (the Company and its subsidiaries) and the notes in the interim report. The financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.

Review and discussion on operating results

Although the global economy continued to maintain recovery momentum in the first half of 2012, the recovery was yet subject to some instability and uncertainty due to a number of factors such as the weak recovery in developed economies, decelerated growth in emerging economies and deteriorating European debt crisis. In particular, since the second quarter, global economic growth continued to fall slightly on the further revelation of the Spanish bank debt problem, significant declines in economic growth in Germany and France, ongoing U.S. fiscal deadlock and overall economic slowdown and lack of significant improvement in the decelerated economic growth in the BRICS nations. In such a complex and severe domestic and global economic environment, China’s economy basically remained stable, but production growth continued to slow down, putting an increasing amount of downward pressure on the economy. Gross domestic product (GDP) growth for the first half of the year reached 7.8%, of which growth for the second quarter was 7.6%, representing a decline for the sixth consecutive quarter. The Chinese government has introduced a series of stable growth measures to support the real economy. China’s macroeconomic performance showed signs of stabilising amid a slowdown. With respect to China’s petroleum and chemical industry in the first half, production growth decelerated and chemical market prices fell, resulting in a decline in the profit for the sector and a slowdown in export growth. The industry experienced a continued slowdown in growth, and faced difficult conditions such as shrinking demand in the external market, a slowdown in the domestic market, higher operating costs and severe policy-related losses.

In the first half of 2012, amid complex and volatile international situations, decelerating domestic economic growth, low demand for the petrochemicals, substantial volatility in international crude oil prices and sharp declines in the profitability of oil refining and chemical industries, the Group braved challenges with firm confidence by strengthening safety and environmental protection, optimising production and operations, and orderly pushing forward the construction of the Phase 6 Project, thereby maintaining overall stable production and operation. In the first half of the year, no accidents involving material liabilities and serious consequences such as major fires, explosions or environmental pollution were recorded; production plants maintained stable operations; major technical and economic indices improved steadily; system optimisation and the potential tapping achieved certain good results; construction of the Phase 6 Project and technological progress continued to proceed; the managerial system was improved, employee’s competence was enhanced and corporate harmony and stability were further strengthened. However, since international crude oil prices fluctuated drastically in the first half of 2012, the prices soared to a record high for recent years in the first quarter and fell to a record low, following some consolidation in April. After this inflection point, the Group’s in-transit and inventory costs of crude oil pushed up the Group’s average crude oil processing costs in the first half of the year and production costs of semi-products and finished products, such as those of intermediate chemicals. This puts the Company’s costs in great contrast to the domestic refined oil prices which went down swiftly along with international crude oil prices, as well as to the market prices of petrochemical products, which fell substantially. The Company’s refining business incurred a certain degree of policy-related loss, since domestic refined oil prices were not adjusted promptly and adequately in the first quarter, and were quickly adjusted downwards twice in the second quarter, as a result of a slump of international crude oil prices. With respect to the Company’s chemical product business, the prices of petrochemical products, such as intermediate petrochemical products, synthetic resins and synthetic fibres, fell sharply in the second quarter due to a slump of international crude oil prices, remarkable slackened growth in domestic and external demand, a decline in exports, a downturn of downstream production activities and destocking by intermediaries, thus resulting in a substantial impact on the Company’s business activities in the short term and losses in the Company’s petrochemical product business. During the first half of 2012, the Group’s turnover amounted to RMB46,442.1 million, a decrease of RMB3,058.7 million or 6.18% year-on-year; loss before taxation amounted to RMB1,507.2 million, a decrease of RMB3,365.3 million year-on-year; and loss after taxation and non-controlling interests amounted to RMB1,151.5 million, a decrease of RMB2,577.2 million year-on-year.

During the first half of 2012, the production and operations of the Group remained stable. As the Group adjusted the production plan and arranged turnaround for some plants in a timely manner due to the weak market demand, total volume of goods produced decreased by 4.21% over the corresponding period of the previous year. From January to June 2012, the Group processed 5,518,100 tons of crude oil (including 231,800 tons of crude oil processed on a sub-contract basis), a decrease of 160,300 tons or 2.82% over the corresponding period of the previous year. Specifically, imported crude oil and domestic offshore crude oil processed amounted to 5,292,000 tons and 226,100 tons respectively. Output of refined oil products was 2,866,000 tons, a decrease of 3.45% year-on-year. Specifically, output of gasoline was 437,500 tons, representing a decrease of 14.28% year-on-year. The output of diesel was 2,056,500 tons, representing an increase of 0.04% year-on-year. And output of jet fuel was 372,100 tons, representing a decrease of 7.56% year-on-year. Outputs of ethylene and paraxylene were 479,800 tons and 425,200 tons respectively, representing decreases of 2.51% and 8.28% year-on-year respectively. Output of synthetic resins and plastics (excluding polyester and polyvinyl alcohol) was 565,400 tons, representing a decrease of 0.96% year-on-year. Outputs of synthetic fibre monomers, synthetic fibre polymers and synthetic fibres were 512,800 tons, 326,700 tons and 124,900 tons respectively, representing an increase of 2.63%, an increase of 0.09% and a decrease of 3.26% year-on-year respectively. The Group’s output-to-sales ratio and receivable recovery ratio in the first half of the year were 100.14% and 99.96% respectively.

The following table sets forth the Group’s sales volume and net sales, net of sales taxes and surcharges, for the Reporting Period:

	For the six-month period ended 30 June
	2012			2011
	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total

Synthetic fibres	124.1	1,705.1	3.9	128.7	2,292.8	4.9
Resins and plastics	805.5	7,485.2	17.2	804.2	8,505.9	18.4
Intermediate petrochemicals	1,104.6	9,236.3	21.2	1,202.3	10,197.0	22.0
Petroleum products	3,446.9	19,455.5	44.6	3,593.0	18,899.6	40.8
Trading of petrochemical products	—	5,276.0	12.1	—	5,988.0	12.9
Others	—	446.7	1.0	—	461.8	1.0

Total	5,481.1	43,604.8	100.0	5,728.2	46,345.1	100.0

In the first half of 2012, the Group realised total net sales of RMB43,604.8 million, representing a decrease of 5.91% as compared to the corresponding period of the previous year, of which net sales derived from petroleum products increased by 2.94%; and net sales of intermediate petrochemicals, resins and plastics, synthetic fibres and trading of petrochemical products decreased by 9.42%, 12.00%, 25.63% and 11.89% respectively. Decrease in net sales of products was primarily attributable to weakened market demand, resulting in decreased prices for intermediate petrochemicals, resins and plastics and synthetic fibres, as well as decrease in sales volume for a portion of products as compared to the corresponding period of the previous year. Compared to the first half of 2011, the average price (excluding tax) of the Group’s petroleum products increased by 7.30% during the Reporting Period; and those of intermediate petrochemicals, resins and plastics and synthetic fibres decreased by 1.41%, 12.14% and 22.88% respectively during the Reporting Period. When comparing to the second half of 2011, the average price (excluding tax) of the Group’s petroleum products increased by 3.25%; and those of intermediate petrochemicals, resins and plasyics and synthetic fibres decreased by 1.06%, 7.63% and 9.61% respectively. In the first half of the year, net sales of the Group’s trading of petrochemical products decreased by 11.89% as compared to the corresponding period of the previous year, primarily because the business volume and the commodity price of the trading company controlled by the Group decreased. In the first half of the year, net sales of the Group’s other activities decreased by 3.27% as compared to the corresponding period of the previous year, primarily because the Group’s other activities including sales of water, electricity and gas, and revenues from processing crude oil on a sub-contract basis decreased as compared to the corresponding period of the previous year.

A majority of the Group’s products were sold in eastern China.

During the first half of 2012, the Group’s cost of sales increased by 0.88% year-on-year to RMB44,737.9 million, accounting for 102.60% of net sales.

Crude oil is the Group’s main raw material. International crude oil prices in general showed a falling trend after rising in the first half of 2012. In the first half of the year, Brent crude oil futures closed highest at US$128.17/barrel and lowest at US$88.62/barrel. The average price over the first half was approximately US$113.61/barrel, a year-on-year increase of approximately 2.35%. WTI crude oil futures closed highest at US$109.06/barrel and lowest at US$78.04/barrel. The average price over the first half was approximately US$98.27/barrel, a year-on-year increase of approximately 0.28%. The Group’s average unit cost of crude oil processed (the portion traded for the Group’s own account) was RMB5,465.53/ton in the first half of 2012, representing an increase of RMB527.62/ton or 10.69% over the corresponding period of the previous year. As a result of the increase in the average price of crude oil and the high cost of crude oil used by the Group, the Group’s total costs of crude oil processed during the Reporting Period increased by 5.48% to RMB28,892.1 million year-on-year. The crude oil costs accounted for 64.58% of the Group’s cost of sales in the first half of the year.

Cost of other auxiliary raw materials of the Group amounted to RMB6,563.8 million in the first half of 2012, representing a decrease of 33.57% as compared to the corresponding period of the previous year, primarily attributable to decreases in prices and consumption of auxiliary materials. During the Reporting Period, depreciation and amortisation, and maintenance costs of the Group amounted to RMB838.9 million and RMB480.0 million respectively. Depreciation and amortisation costs increased slightly year-on-year while maintenance cost decreased year-on-year. Fuel and power expenses increased by RMB124.6 million year-on-year to RMB1,412.8 million as a result of the year-on-year increases to various degrees in both purchase volume and purchase price of electricity purchased outside the Group.

The Group’s selling and administrative expenses in the first half of 2012 amounted to RMB329.8 million, representing a decrease of 1.67% from RMB335.4 million in the corresponding period of the previous year. The decrease was primarily attributable to the decrease in sales transportation expenses as a result of a decrease in sales volume, and the decrease in sales commission with respect to product sales in ordinary (continuing) connected transactions as a result of a decrease in sales volume during the Reporting Period.

The Group’s other operating income in the first half of 2012 increased by RMB138.9 million year-on-year to RMB166.8 million, primarily representing the local education surcharges refund of RMB114.3 million.

Net financing costs of the Group in the first half of 2012 amounted to RMB193.1 million compared with net financing income of RMB14.1 million during the corresponding period of the previous year, primarily because of the appreciation of US dollar against Renminbi during the Reporting Period. As a result, there was an increase in net foreign exchange loss of the Group during the Reporting Period. Furthermore, the Group has extended a substantial amount of short-term borrowings during the Reporting Period, resulting in a rise in interest expenses.

The Group’s loss after taxation and non-controlling interests was RMB1,151.5 million in the first half of 2012, representing a decrease of RMB2,577.2 million from the profit of RMB1,425.7 million in the corresponding period of the previous year.

Liquidity and capital resources

The Group’s net cash outflow from operating activities amounted to RMB1,285.5 million for the first half of 2012 as compared to net cash inflow of RMB965.6 million in the corresponding period of the previous year, due to the following reasons: (1) due to the decline in the Group’s performance during the Reporting Period, net cash outflow from loss before taxation (net of depreciation and share of profit of associates and jointly controlled entities) amounted to RMB680.5 million (as compared to the net cash inflow for the corresponding period of the previous year amounted to RMB2,497.0 million); (2) the increased inventory balance at the end of the period led to a decrease in operating cash flow of RMB2,010.8 million in the Reporting Period (as compared to a decrease in operating cash flow of RMB3,632.6 million due to increased inventory balance at the end of the corresponding period of the previous year); (3) increases in the net balances of amounts due to related parties (trade related) at the end of the period led to an increase in operating cash flow of RMB642.3 million in the Reporting Period (as compared to an increase in operating cash flow of RMB2,747.9 million as a result of an increase in such balances at the end of the corresponding period of the previous year); and (4) the decrease in operating receivables led to an increase in operating cash flow of RMB1,729.2 million in the Reporting Period (as compared to a decrease in operating cash flow of RMB183.6 million as a result of an increase in operating receivables in the corresponding period of the previous year).

In the first half of 2012, the Group’s net cash outflow from investing activities amounted to RMB2,265.4 million compared to a net cash outflow of RMB833.7 million in the corresponding period of the previous year. This was primarily attributable to the year-on-year increase in the Group’s capital expenditures during the Reporting Period, resulting in a RMB1,650.6 million increase in net cash outflow from investment activities.

In the first half of 2012, the Group’s net cash inflow from financing activities amounted to RMB3,651.4 million, while the net cash inflow amounted to RMB105.2 million in the corresponding period of the previous year, primarily attributable to the Group’s obtaining of a substantial amount of short-term borrowings during the Reporting Period.

Borrowings and debts

The Group’s long-term borrowings are mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to capital expenditure plans and on the whole, there are no seasonal borrowings. Short-term debts are used to replenish the Group’s working capital requirements during the normal course of production operation. During the first half of 2012, the Group’s total borrowings increased by RMB3,747.7 million to RMB9,419.8 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period. Of such amount, short-term debts increased by RMB3,176.4 million while long-term borrowings increased by RMB571.3 million.

Risks associated with exchange rate fluctuation

A change in the relevant exchange rates will affect the level of the Group’s financing expenses since the majority of the Group’s debts are denominated in foreign currencies. Accordingly, the Group’s profitability will be affected. As at 30 June 2012, the Group’s loans denominated in US dollars amounted to RMB7,329.8 million.

Capital expenditure

In the first half of 2012, in accordance with the Group’s fast and effective work requirements, the Group was committed to carrying out the construction of Phase 6 Project with the Refinery Revamping and Expansion Project and technological advancement programme as its focuses. Piling for the Refinery Revamping and Expansion Project commenced on 28 December 2010, and the project has currently entered into the final sprint stage. The first stage of the carbon fiber project with a capacity of 1,500 tons/year has completed the oxidation and carbonisation processes on 18 March and the spinning unit was mechanically completed on 26 April. The Up-grading Project for Optimisation of the System and Reduction in Energy and Feedstock Consumption of the No. 2 PTA Plant was mechanically completed in April and was put into trial operation.

In the first half of the year, the Group’s capital expenditure amounted to RMB2,257 million, mainly used for the Refinery Revamping and Expansion Project and the Carbon Fiber Project. In the second half of the year, the Group will continue to actively push forward the above construction projects and other projects regarding technological revamping, safety and environmental protection, energy conservation and consumption reduction. It will commence the retrofitting project for the No. 1 Ethylene Plant and will commence the overall project design and long-cycle equipment orders. The Group plans to fund the capital expenditure with cash from operations and banking facilities.

Liability-to-asset ratio

As at 30 June 2012, the Group’s liability-to-asset ratio was 49.64% (31 December 2011: 40.77%). The ratio is calculated using this formula: total liabilities/total assets.

Employees

As at 30 June 2012, the Group’s on-record employees totaled 15,256. Among them, there were 8,732 production staff, 5,364 sales representatives, financial personnel and other personnel, and 1,160 administrative staff. There were 40.14% of the employees who had tertiary qualifications or above.

Income tax

Since the official implementation of the “Enterprise Income Tax Law of the People’s Republic of China” on 1 January 2008, the enterprise income tax rate has been uniformly adjusted to 25%. Accordingly, the Group’s income tax rate was 25% for 2012.

Disclosure required by the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”)

Save as disclosed herein, pursuant to paragraph 40 in Appendix 16 to the Hong Kong Listing Rules, the Company confirmed that there have been no material changes in the existing information of the Company relating to the matters as set out in paragraph 32 in Appendix 16 and the information disclosed in the Company’s 2011 annual report.

Market outlook and work plans for the second half of the year

In the second half of 2012, the international situation will remain complex and challenging as the possible further escalation of Europe’s debt crisis and the dilemma over global monetary policy adjustment will pose a threat to prospects for economic growth across the globe. As prospects for recovery in developed economies like the United States and Europe remain uncertain, most emerging economies have introduced economic stimulus policies, and as a result, the risk of a further slowdown in economic growth has been, to certain extent, minimised, and the world economy will continue to maintain slow growth. The Chinese economy is expected to gradually level off and pick up under the effect of the pre-tuned and fine-tuned policy for maintaining “steady growth”. Industrial production is anticipated to pick up steadily as destocking by industrial enterprises will be completed gradually in the second half of the year. However, since the pressure from both cyclical and structural problems of the domestic economy’s operation have not been fundamentally relieved, and global economic recovery will remain weak, the extent of any upturn in the Chinese economy could be quite limited in the second half of the year. China’s petroleum and chemical industry still has a relatively high potential for steady growth, and is expected to rebound from low levels, and to stabilise in the second half of the year. However, the contradiction of structural surplus is still significant in the industry, leading to keener international competition across the industry.

The price trend of international crude oil for the second half of the year will depend on various factors such as the changes in market supply and demand, global economic recovery and the situation in the Middle East. Currently, the market supply and demand of international crude oil is balanced. Although prospects for global economic recovery are still uncertain, the possibility of governments introducing easing policies to stimulate the economy is higher with the situation in the Middle East remains unstable, international crude oil prices for the second half of the year are expected to continue to fluctuate at high level. Although the Chinese government is taking proactive initiatives to explore and improve the pricing mechanism for refined oil products, we cannot rule out the possibility of the Chinese government continuing to regulate the prices of domestic refined oil products if international crude oil prices remain high.

In conclusion, the overall domestic and international macroeconomic environment has been unfavourable to the Company’s production and operations since the beginning of the year. As we currently face an exceptionally challenging production and operational situation, in order to turn challenges into opportunities and pressures into motivational forces, ensure safe and stable production, push forward the construction and development, and strive to improve economic return in the second half of 2012, we will take the following positive measures:

1.	Attach great importance to safety and environmental protection, and continue to maintain safe and stable operation of the plants.

2.	Continue to enhance the level of production and operational optimisation, and strive to improve economic return.

3.	Ensure that the Phase 6 Project be put into operation successfully, and further accelerate the development of new products.

4.	Improve business management on an ongoing basis and focus on cost reduction and enhancing efficiency.

5.	Strengthen human resource development and create a stable and harmonious environment for development.

5.2	Analysis of the Company’s Principal Operations and Performance (Prepared under CAS)

5.2.1 Principal operations by segment or by product

By segment or by product	Operating income (RMB’000)	Operating costs (RMB’000)	Gross profit margin (%)		Increase/ decrease of operating income compared to the corresponding period of the previous year (%)	Increase/ decrease of operating costs compared to the corresponding period of the previous year (%)	Increase/ decrease of gross profit margin compared to the corresponding period of the previous year (percentage points)

Synthetic fibres	1,719,557	1,757,757	–2.22		–25.88	–2.13	–24.81
Resins and plastics	7,541,352	7,962,017	–5.58		–12.28	–0.12	–12.86
Intermediate petrochemicals	9,314,678	7,858,285	15.64		–9.72	–8.59	–1.04
Petroleum products	22,135,936	20,264,188	8.46	Note	1.51	10.77	–7.64
Trading of petrochemical products	5,278,623	5,210,015	1.30		–11.87	–12.36	0.56
Others	482,448	395,834	17.95		–2.37	–1.81	–0.47
Including: connected transactions	26,904,589	24,378,277	9.39		–2.63	2.12	–4.21

Pricing principles of connected transactions	The Directors of the Company (including the Independent Non-executive Directors) are of the view that the above mentioned connected transactions were conducted on normal commercial terms or on terms which were no less favourable than those offered to or by any independent third party, and were conducted in the ordinary course of business. This was confirmed by the Independent Non-executive Directors of the Company.

Description of the necessity and continuity of connected transactions

The Company purchases crude oil and related materials from China Petroleum & Chemical Corporation (the “Sinopec Corp.”) and its associates in accordance with the State’s regulatory system regarding crude oil operation. The Company uses the crude oil storage tanks and pipeline transportation facilities of Sinopec Corp. and its associates to ensure stable and secured supply of crude oil for the Company, thereby reducing storage and transportation costs of crude oil. The Company sells petroleum products to Sinopec Corp. and its associates in accordance with the State’s relevant policies, and also because Sinopec Corp. and its associates possess the widespread sales networks and a fairly high market share. The Company sold petrochemicals to Sinopec Corp. and its associates, and Sinopec Corp. and its associates acted as agents for the sale of petrochemicals, in order to reduce the Company’s inventories, to expand its trading, distribution and sales networks, to improve the Company’s bargaining power with its customers and to eliminate the competition between the Company and subsidiaries under Sinopec Corp. The Company obtained construction installation and engineering design services, petrochemical industry insurance services and financial services from China Petrochemical Corporation (“Sinopec”) and its associates in order to secure steady, timely and reliable services at reasonable prices.

For relevant details, please refer to the announcement regarding the continuing connected transactions dated 11 November 2010 and the circular regarding the continuing connected transactions dated 26 November 2010 published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

Note:	The gross profit margin is calculated according to the price of petroleum products which includes consumption tax. The gross profit margin of petroleum products after deducting consumption tax amounts to –4.16%.

This includes a total amount of RMB26,388.104 million for the connected transactions in respect of the sale of products or the provision of services to the controlling shareholders and its subsidiaries, associates and jointly controlled entities by the Company during the Reporting Period.

5.2.2 Principal operations by geographical location

		Unit: RMB’000

Geographical location	Operating income	Increase/decrease of operating income compared to the corresponding period of the previous year (%)

Eastern China	43,323,280	–4.98
Other regions in the PRC	2,535,594	–17.45
Exports	613,720	–28.60

5.3	Description of Substantial Changes in the Company’s Major Financial Data During the Reporting Period as Compared to the Previous Year (Prepared under the CAS)

(Details of reporting items with changes of 30% or more and occupying 5% or more of the Group’s total assets at the reporting date or 10% or more of the profit before income tax for the Reporting Period, together with reasons for the changes)

					Unit: RMB’000
	For the six-month period ended 30 June		Increase/ decrease amount	Change (%)	Reason for change
Item	2012	2011

Financial expenses (“–” for financial income)	193,087	–14,132	207,219	–1466%	The appreciation of the U.S. dollar resulted in an increase in exchange loss, and the increase in borrowings resulted in an increase in interest expenses.

Non-operating income	161,263	8,663	152,600	1762%	Refund of local education surcharge for the Reporting Period increased.
Operating profit (“–” for loss)	–1,695,130	1,818,377	–3,513,507	–193%	Gross profit decreased during the Reporting Period.
Profit before income tax (“–” for loss)	–1,558,652	1,805,805	–3,364,457	–186%
Income tax expense	–377,530	417,894	–795,424	–190%
Net profit for the period (“–” for net loss)	–1,181,122	1,387,911	–2,569,033	–185%
Net profit attributable to equity shareholders of the Company (“–” for net loss)	–1,194,489	1,381,533	–2,576,022	–186%

Item	As at 30 June 2012	As at 31 December 2011	Increase/ decrease amount	Change (%)	Reason for change
Inventories	7,582,902	5,582,425	2,000,477	36%	The purchases of crude oil increased at the end of the Reporting Period.

Construction in progress	5,409,157	3,882,992	1,526,165	39%	Balance of the Refinery Revamping and Expansion Project increased at the end of the Reporting Period.

Short-term loans	8,688,455	5,512,074	3,176,381	58%	The Company borrowed short-term loans to replenish the working capital during the Reporting Period.

Total liabilities	16,630,628	12,727,501	3,903,127	31%	Loans and borrowings increased at the end of the Reporting Period.

5.4	Explanations for the Reason of Material Changes in the Principal Operations’ Profitability (Gross Profit Margin) as Compared to the Previous Year

In the first half of 2012, the crude oil processing costs of the Group experienced a greater year-on-year growth due to substantial volatility in international crude oil prices, and the prices of the major products of the Group declined under the influences of decelerating domestic economic growth and low demand from the petrochemical industry, resulting in decreases in gross profit margins by segment. For details, please refer to the “Review and discussion on operating results” of the Report of the Directors.

5.5	Projects from Non-raised Capital

Major project	Total project investment RMB million	Project progress as at 30 June 2012

The Refinery Revamping and Expansion Project	6,627.7	Under construction

The Carbon Fiber Project with of a Capacity of 1,500 tons/year	847.8	The first stage of the project was mechanically completed

The Up-grading Project for Optimisation of the System and Reduction in Energy and Feedstock Consumption of the No. 2 PTA Plant	185.6	Completion and commencement of operation

No.5 and No.6 Furnace Secondary Desulfurization Project for Department of Thermoelectrics	129.7	Under construction

5.6	Warning and Explanation of the Forecast of A Possible Loss for the Period from the Beginning of the Year to the End of the Next Reporting Period, or A Significant Change in Profit or Loss Compared with the Corresponding Period of the Previous Year

Results Forecast	Loss

Explanation of Results Forecast	Although the Chinese economy is expected to stabilise and pick up gradually given the effects of the pre-tuned and fine-tuned policy for “maintaining steady growth” in the second half of 2012, the extent of such pick-up will be limited. Given the heavy loss in the first half of 2012, the Group is expected to continue to incur a loss in the operating results for the nine-month period ended 30 September 2012.

§6	MAJOR EVENTS

6.1	Connected Creditor’s Rights and Liabilities

				RMB’000
		Funds provided to connected parties		Funds provided by connected parties to the Group
Connected party	Connected relationship	Net transaction	Balance	Net transaction	Balance

Sinopec Corp., its subsidiaries and associates & Sinopec and its subsidiaries	Controlling shareholder and its related parties	(3,278)	579Note 1	261,908	274,429Note 2

Note 1:	The balance of the funds provided by the Group to connected parties at the end of the Reporting Period mainly included unsettled receivables arising from the provision of services and pipeline leasing by the Group to Sinopec Corp., its subsidiaries and associates.
Note 2:	The balance of the funds provided by connected parties to the Group at the end of the Reporting Period mainly included the balance of dividends payable amounting to RMB200 million due to Sinopec Corp. and unsettled payables arising from obtaining construction, installation and engineering design services from Sinopec and its subsidiaries.

6.2	Audit Committee

On 23 August 2012, the Audit Committee of the seventh session of the Board held its third meeting, primarily to review the interim financial report of the Group for the Reporting Period.

6.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group has not purchased, sold or redeemed any of the Company’s securities (for the definition of “security”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

6.4	Compliance with Code on Corporate Governance Practices and Corporate Governance Code

During the Reporting Period, the Company has applied the principles and complied with all code provisions of the Code on Corporate Governance Practices during the period from 1 January 2012 to 31 March 2012 and the Corporate Governance Code (“CG Code”) during the period from 1 April 2012 to 30 June 2012 as set out in Appendix 14 to the Hong Kong Listing Rules, except for certain deviations from code provisions A.5.1 (in respect of establishment of nomination committee) and A.6.7 (in respect of attending general meetings by independent non-executive directors and other non-executive directors) of the CG Code as set out below.

For the purpose of compliance with the code provision A.5.1 of the CG Code in respect of establishment of nomination committee, the Board resolved on 29 March 2012 to establish a nomination committee, subject to the approval of shareholders at the annual general meeting of the Company. On 27 June 2012, the 2011 annual general meeting of the Company approved the establishment of the nomination committee.

Mr. Lei Dianwu, Non-executive Director of the Company, and Mr. Jin Mingda, Independent Non-executive Director of the Company, were absent from the 2011 annual general meeting of the Company held on 27 June 2012 due to business engagements.

6.5	Implementation of Model Code

The Directors of the Company confirm that the Company has adopted the Model Code. After making specific enquiries with all the Directors and Supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the Directors and Supervisors of the Company were not in compliance with the requirements of the Model Code for securities transactions during the Reporting Period.

§7	INTERIM FINANCIAL REPORT

7.1	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (Unaudited)

Consolidated Balance Sheet

As at 30 June 2012 (Unaudited)

	Unit: RMB’000
	30 June 2012 RMB’000	31 December 2011 RMB’000

Assets
Current assets
Cash at bank and on hand	191,896	91,346
Bills receivable	1,329,653	3,131,579
Accounts receivable	702,852	609,906
Prepayments	55,772	43,160
Dividends receivable	14,921	—
Other receivables	62,595	46,994
Inventories	7,582,902	5,582,4
Other current assets	366,703	160,404
	__________________	_________________

Total current assets	10,307,294	9,665,814
	---------------------------	--------------------------

Non-current assets
Long-term equity investments	3,039,376	3,101,305
Investment properties	445,930	452,555
Fixed assets	12,504,411	12,659,332
Construction in progress	5,409,157	3,882,992
Intangible assets	506,736	519,198
Long-term deferred expenses	356,441	306,052
Deferred tax assets	912,792	522,837
	___________________	__________________

Total non-current assets	23,174,843	21,444,271
	-----------------------------	---------------------------

Total assets	33,482,137	31,110,085

Consolidated Balance Sheet (Continued) As at 30 June 2012 (Unaudited)

	Unit: RMB’000
	30 June 2012 RMB’000	31 December 2011 RMB’000

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	8,688,455	5,512,074
Bills payable	—	15,688
Accounts payable	4,554,250	4,650,007
Advances from customers	482,044	706,835
Employee benefits payable	48,944	46,140
Taxes payable	438,300	507,938
Interest payable	23,567	9,442
Dividends payable	360,079	22,599
Other payables	1,103,989	801,109

Total current liabilities	15,699,628	12,271,832
	--------------------------	------------------------

Non-current liabilities
Long-term loans	731,340	160,050
Other non-current liabilities	199,660	295,619

Total non-current liabilities	931,000	455,669
	--------------------------	------------------------

Total liabilities	16,630,628	12,727,501
	--------------------------	------------------------

Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	58,397	21,777
Surplus reserve	5,151,770	5,151,770
Retained earnings	1,269,684	2,824,173

Total equity attributable to equity shareholders of the Company	16,594,614	18,112,483
Minority interests	256,895	270,101

Total equity	16,851,509	18,382,584
	--------------------------	------------------------

Total liabilities and shareholders’ equity	33,482,137	31,110,085

Balance Sheet

As at 30 June 2012 (Unaudited)

	Unit: RMB’000
	30 June 2012 RMB’000	31 December 2011 RMB’000

Assets
Current assets
Cash at bank and on hand	140,173	61,057
Bills receivable	1,242,587	2,941,248
Accounts receivable	557,837	538,149
Prepayments	88,759	51,583
Dividends receivable	14,921	—
Other receivables	23,138	10,592
Inventories	7,330,740	5,281,885
Other current assets	282,441	55,921

Total current assets	9,680,596	8,940,435
	--------------------------	------------------------

Non-current assets
Long-term equity investments	4,051,379	4,105,694
Investment properties	445,930	452,555
Fixed assets	11,965,452	12,136,472
Construction in progress	5,409,157	3,812,222
Intangible assets	412,871	419,387
Long-term deferred expenses	342,165	306,052
Deferred tax assets	912,499	522,544

Total non-current assets	23,539,453	21,754,926
	--------------------------	------------------------

Total Assets	33,220,049	30,695,361

Balance Sheet (Continued)

As at 30 June 2012 (Unaudited)

	Unit: RMB’000
	30 June 2012 RMB’000	31 December 2011 RMB’000

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	8,744,755	5,526,574
Bills payable	—	15,688
Accounts payable	4,351,100	4,377,765
Advances from customers	438,485	674,368
Employee benefits payable	43,528	41,506
Taxes payable	428,598	481,854
Interest payable	23,567	9,434
Dividends payable	360,000	22,599
Other payables	1,558,328	1,256,888
Non-current liabilities due within one year	—	45,000

Total current liabilities	15,948,361	12,451,676
	--------------------------	------------------------

Non-current liabilities
Long term loans	700,000	135,000
Other non-current liabilities	199,660	295,619

Total non-current liabilities	899,660	430,619
	--------------------------	------------------------

Total liabilities	16,848,021	12,882,295
	--------------------------	------------------------

Shareholders’ equity
Share capital	7,200,000	7,200,000
Capital reserve	2,914,763	2,914,763
Specific reserve	48,075	14,272
Surplus reserve	5,151,770	5,151,770
Retained earnings	1,057,420	2,532,261

Total equity	16,372,028	17,813,066
	--------------------------	------------------------

Total liabilities and shareholders’ equity	33,220,049	30,695,361

Consolidated Income Statement

For the six-month period ended 30 June 2012 (Unaudited)

	Unit: RMB’000
	Six-month period ended 30 June
	2012 RMB’000		2011 RMB’000

Operating income		46,472,594		49,524,992
Less: Operating costs		43,448,096		43,007,104
Business taxes and surcharges		2,837,286		3,155,653
Selling and distribution expenses		329,807		335,445
General and administrative expenses		1,178,587		1,243,528
Financial expenses (“–” for financial income)		193,087		–14,132
Impairment losses		185,579		156,581
Add: Investment income		4,718		177,564
(Including: Income from investment in associates and jointly controlled enterprises (“–” for losses))		–1,728		177,564

Operating profit (“–” for loss)		–1,695,130		1,818,377

Add: Non-operating income		161,263		8,663
Less: Non-operating expenses		24,785		21,235
(Including: Losses from disposal of non-current assets)		12,357		9,133

Profit before income tax (“–” for loss)		–1,558,652		1,805,805

Less: Income tax expense		–377,530		417,894

Net profit for the period (“–” for net loss)		–1,181,122		1,387,911

Attributable to:
Equity shareholders of the Company		–1,194,489		1,381,533
Minority interests		13,367		6,378

Earnings per share:
Basic and diluted earnings per share (“–” for loss)	RMB	–0.166	RMB	0.192

Other comprehensive income for the period		—		—

Total comprehensive income for the period (“–” for loss)		–1,181,122		1,387,911

Attributable to:
Equity shareholders of the Company		–1,194,489		1,381,533
Minority interests		13,367		6,378

Income Statement For the six-month period ended 30 June 2012 (Unaudited)

	Unit: RMB’000

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

Operating income	40,006,786	42,110,743
Less: Operating costs	37,121,742	35,691,900
Business taxes and surcharges	2,834,292	3,151,643
Selling and distribution expenses	285,183	292,515
General and administrative expenses	1,109,755	1,178,477
Financial expenses (“–” for financial income)	177,480	–4,537
Impairment losses	201,948	379,563
Add: Investment income	83,186	156,696
(Including: Income from investment in associates and jointly controlled enterprises (“–” for losses))	–14,894	148,616

Operating profit (“–” for loss)	–1,640,428	1,577,878

Add: Non-operating income	160,417	8,088
Less: Non-operating expenses	24,785	21,216
(Including: Losses from disposal of non-current assets)	12,357	9,125

Profit before income tax (“–” for loss)	–1,504,796	1,564,750

Less: Income tax expense	–389,955	410,039

Net profit for the period (“–” for net loss)	–1,114,841	1,154,711

Other comprehensive income for the period	—	—

Total comprehensive income for the period (“–” for loss)	–1,114,841	1,154,711

Consolidated Cash Flow Statement For the six-month period ended 30 June 2012 (Unaudited)

	Unit: RMB’000

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	56,031,060	57,417,667
Refund of taxes	37,778	43,578
Cash received relating to other operating activities	44,774	23,038

Sub-total of cash inflows	56,113,612	57,484,283
	--------------------------	------------------------

Cash paid for goods and services	–52,431,931	–50,313,527
Cash paid to and for employees	–1,226,888	–945,237
Cash paid for all types of taxes	–3,272,880	–4,835,934
Cash paid relating to other operating activities	–248,151	–273,661

Sub-total of cash outflows	–57,179,850	–56,368,359
	--------------------------	------------------------

Net cash inflow from operating activities (“–” for outflow)	–1,066,238	1,115,924
	--------------------------	------------------------

Cash flows from investing activities:
Cash received from disposal of investments	46,000	26,000
Cash received from investment income	45,280	526,191
Net cash received from disposal of fixed assets and other long-term assets	2,812	2,826
Net cash received from disposal of a subsidiary	3,743	—
Cash received relating to other investing activities	48,948	42,874

Sub-total of cash inflows	146,783	597,891
	--------------------------	------------------------

Cash paid for acquisition of fixed assets and other long-term assets	–2,382,178	–731,550
Cash paid for acquisition of investments	–30,000	–700,000

Sub-total of cash outflows	–2,412,178	–1,431,550
	--------------------------	------------------------

Net cash outflow from investing activities	–2,265,395	–833,659
	--------------------------	------------------------

Consolidated Cash Flow Statement (Continued) For the six-month period ended 30 June 2012 (Unaudited)

	Unit: RMB’000

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

Cash flows from financing activities:
Cash received from borrowings	26,377,504	18,477,796

Sub-total of cash inflows	26,377,504	18,477,796
	--------------------------	------------------------

Cash repayments of corporate bonds	—	–1,000,000
Cash repayments of borrowings	–22,676,988	–17,351,351
Cash paid for dividends, profit distributions and interest	–268,324	–171,614

Sub-total of cash outflows	–22,945,312	–18,522,965
	--------------------------	------------------------

Net cash inflow from financing activities (“–” for outflow)	3,432,192	–45,169
	--------------------------	------------------------

Effect of foreign exchange rate changes on cash and cash equivalents	–9	–20
	--------------------------	------------------------

Net increase in cash and cash equivalents	100,550	236,896

Add: cash and cash equivalents at the beginning of the period	91,346	100,110

Cash and cash equivalents at the end of the period	191,896	337,006

Cash Flow Statement For the six-month period ended 30 June 2012 (Unaudited)

	Unit: RMB’000

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	48,215,753	48,570,448
Cash received relating to other operating activities	43,946	22,463

Sub-total of cash inflows	48,259,699	48,592,911
	--------------------------	------------------------

Cash paid for goods and services	–44,797,710	–41,759,114
Cash paid to and for employees	–1,150,851	–876,807
Cash paid for all types of taxes	–3,249,614	–4,767,677
Cash paid relating to other operating activities	–228,900	–252,462

Sub-total of cash outflows	–49,427,075	–47,656,060
	--------------------------	------------------------

Net cash inflow from operating activities (“–” for outflow)	–1,167,376	936,851
	--------------------------	------------------------

Cash flows from investing activities:
Cash received from disposal of investments	122,580	525,218
Net cash received from disposal of fixed assets and other long-term assets	2,793	2,779
Cash received relating to other investing activities	43,979	37,757

Sub-total of cash inflows	169,352	565,754
	--------------------------	------------------------

Cash paid for acquisition of fixed assets and other long-term assets	–2,381,968	–713,932
Cash paid for acquisition of investments	—	–700,000

Sub-total of cash outflows	–2,381,968	–1,413,932
	--------------------------	------------------------

Net cash outflow from investing activities	–2,212,616	–848,178
	--------------------------	------------------------

Cash Flow Statement (Continued)

For the six-month period ended 30 June 2012 (Unaudited)

	Unit: RMB’000
	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

Cash flows from financing activities:
Cash received from borrowings	26,379,514	18,429,596

Sub-total of cash inflows	26,379,514	18,429,596
	--------------------------	------------------------

Cash repayments of corporate bonds	—	–1,000,000
Cash repayments of borrowings	–22,688,894	–17,179,272
Cash paid for dividends, profit distributions and interest	–231,500	–157,243

Sub-total of cash outflows	–22,920,394	–18,336,515
	--------------------------	------------------------

Net cash inflow from financing activities	3,459,120	93,081
	--------------------------	------------------------

Effect of foreign exchange rate changes on cash and cash equivalents	–12	–176
	--------------------------	------------------------

Net increase in cash and cash equivalents	79,116	181,578

Add: cash and cash equivalents at the beginning of the period	61,057	89,224

Cash and cash equivalents at the end of the period	140,173	270,802

Consolidated Statement of Changes in Shareholders’ Equity

For the six-month period ended 30 June 2012 (Unaudited)

	Unit: RMB’000
	Six-month period ended 30 June
	2012							2011
	Attributable to equity shareholders of the Company							Attributable to equity shareholders of the Company
	Share capital	Capital reserve	Specific reserve	Surplus reserve	Retained earnings	Minority interests	Total	Share capital	Capital reserve	Specific reserve	Surplus reserve	Retained earnings	Minority interests	Total

Balance at 1 January	7,200,000	2,914,763	21,777	5,151,770	2,824,173	270,101	18,382,584	7,200,000	2,914,763	46,748	5,081,314	2,670,215	259,853	18,172,893
Changes in equity for the period
1. Net profit for the period (“–” for net loss)	—	—	—	—	–1,194,489	13,367	–1,181,122	—	—	—	—	1,381,533	6,378	1,387,911
2. Other comprehensive income for the period	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-total of 1&2	—	—	—	—	–1,194,489	13,367	–1,181,122	—	—	—	—	1,381,533	6,378	1,387,911
3. Appropriation of profits
– Distributions to shareholders	—	—	—	—	–360,000	–26,573	–386,573	—	—	—	—	–720,000	–20,168	–740,168
4. Specific reserve
– Accrued	—	—	61,150	—	—	—	61,150	—	—	56,800	—	—	—	56,800
– Utilised	—	—	–24,530	—	—	—	–24,530	—	—	–18,742	—	—	—	–18,742

Balance at 30 June	7,200,000	2,914,763	58,397	5,151,770	1,269,684	256,895	16,851,509	7,200,000	2,914,763	84,806	5,081,314	3,331,748	246,063	18,858,694

Statement of Changes in Shareholders’ Equity

For the six-month period ended 30 June 2012 (Unaudited)

	Unit: RMB’000
	Six-month period ended 30 June
	2012						2011
	Share capital	Capital reserve	Specific reserve	Surplus reserve	Retained earnings	Total	Share capital	Capital reserve	Specific reserve	Surplus reserve	Retained earnings	Total

Balance at 1 January	7,200,000	2,914,763	14,272	5,151,770	2,532,261	17,813,066	7,200,000	2,914,763	43,380	5,081,314	2,618,154	17,857,611
Changes in equity for the period
1. Net profit for the period (“–” for net loss)	—	—	—	—	–1,114,841	–1,114,841	—	—	—	—	1,154,711	1,154,711
2. Other comprehensive income for the period	—	—	—	—	—	—	—	—	—	—	—	—

Sub-total of 1&2	—	—	—	—	–1,114,841	–1,114,841	—	—	—	—	1,154,711	1,154,711
3. Appropriation of profits
– Distributions to shareholders	—	—	—	—	–360,000	–360,000	—	—	—	—	–720,000	–720,000
4. Specific reserve
– Accrued	—	—	57,960	—	—	57,960	—	—	51,000	—	—	51,000
– Utilised	—	—	–24,157	—	—	–24,157	—	—	–18,742	—	—	–18,742

Balance at 30 June	7,200,000	2,914,763	48,075	5,151,770	1,057,420	16,372,028	7,200,000	2,914,763	75,638	5,081,314	3,052,865	18,324,580

7.2	Interim Financial Report Prepared under International Financial Reporting Standards (Unaudited)

This interim financial report for the six-month period ended 30 June 2012 is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

Consolidated Income Statement

For the six-month period ended 30 June 2012 (Unaudited)

(Expressed in Renminbi)

		Six-month period ended 30 June
	Note	2012 RMB’000	2011 RMB’000

Turnover	2	46,442,079	49,500,789
Sales taxes and surcharges		(2,837,286)	(3,155,653)

Net sales		43,604,793	46,345,136
Cost of sales		(44,737,873)	(44,348,719)

Gross (loss)/profit		(1,133,080)	1,996,417

Selling and administrative expenses		(329,807)	(335,445)
Other operating income		166,778	27,866
Other operating expenses		(27,758)	(27,478)

(Loss)/profit from operations		(1,323,867)	1,661,360
		--------------------------	--------------------------

Financing income		48,948	131,303
Financing expenses		(242,035)	(117,171)

Net financing (costs)/income		(193,087)	14,132
		--------------------------	--------------------------

Investment income		6,446	—
		--------------------------	--------------------------

Share of profit of associates and jointly controlled entities		3,272	182,564
		--------------------------	--------------------------

(Loss)/profit before taxation	2,3	(1,507,236)	1,858,056

Income tax	4	369,079	(425,959)

(Loss)/profit for the period		(1,138,157)	1,432,097

Attributable to:
Equity shareholders of the Company		(1,151,524)	1,425,719
Non-controlling interests		13,367	6,378

(Loss)/profit for the period		(1,138,157)	1,432,097

(Loss)/earnings per share	5

Basic		(RMB 0.160)	RMB 0.198

Diluted		(RMB 0.160)	RMB 0.198

Consolidated Statement of Comprehensive Income For the six-month period ended 30 June 2012 (Unaudited) (Expressed in Renminbi)

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

(Loss)/profit for the period	(1,138,157)	1,432,097

Other comprehensive income for the period	—	—

Total comprehensive (loss)/income for the period	(1,138,157)	1,432,097

Attributable to:
Equity shareholders of the Company	(1,151,524)	1,425,719
Non-controlling interests	13,367	6,378

Total comprehensive (loss)/income for the period	(1,138,157)	1,432,097

Consolidated Balance Sheet As at 30 June 2012 (Unaudited) (Expressed in Renminbi)

	Note	30 June 2012 RMB’000	31 December 2011 RMB’000

Non-current assets

Property, plant and equipment		12,335,855	12,501,980
Investment property		445,930	452,555
Construction in progress		5,404,497	3,852,692
Interest in associates and jointly controlled entities		2,844,376	2,901,305
Lease prepayments and other assets		863,177	825,250
Deferred tax assets		900,773	519,269

Total non-current assets		22,794,608	21,053,051
		-------------	-------------

Current assets

Inventories		7,582,902	5,582,425
Trade debtors	7	86,156	121,936
Bills receivable	7	1,270,674	2,988,010
Other debtors and prepayments		484,893	242,811
Amounts due from related parties	7	690,773	639,286
Cash and cash equivalents		191,896	91,346

Total current assets		10,307,294	9,665,814
		-------------	-------------

Current liabilities

Loans and borrowings	8	8,688,455	5,512,074
Trade creditors	9	2,175,537	3,126,495
Bills payable	9	—	15,688
Other creditors		1,892,471	1,352,367
Amounts due to related parties	9	2,936,671	2,242,868
Income tax payable		6,494	22,340

Total current liabilities		15,699,628	12,271,832
		-------------	-------------

Net current liabilities		(5,392,334)	(2,606,018)
		------------	-------------

Total assets less current liabilities carried forward		17,402,274	18,447,033
		-------------	-------------

Consolidated Balance Sheet (Continued)

As at 30 June 2012 (Unaudited)

(Expressed in Renminbi)

	Note	30 June 2012 RMB’000	31 December 2011 RMB’000

Total assets less current liabilities brought forward		17,402,274	18,447,033
		-------------	-------------

Non-current liabilities
Loans and borrowings	8	731,340	160,050
Deferred income		—	91,319

Total non-current liabilities		731,340	251,369
		-------------	-------------

Net assets		16,670,934	18,195,664

Shareholders’ equity

Share capital		7,200,000	7,200,000
Reserves		9,214,039	10,725,563

Total equity attributable to equity shareholders of the Company		16,414,039	17,925,563

Non-controlling interests		256,895	270,101

Total equity		16,670,934	18,195,664

Notes to the unaudited interim financial report

1	Change in accounting policies

The International Accounting Standards Board (“IASB”) has issued a few amendments to International Financial Reporting Standards (“IFRSs”) that are first effective for the current accounting period of the Group. None of the developments are relevant to the Group’s financial report and the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2	Segment reporting

Reportable information on the Group’s operating segments is as follows:

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

Turnover

Manufactured Products

Synthetic fibres
– External sales	1,719,557	2,320,085
– Intersegment sales	73	81

Total	1,719,630	2,320,166
	--------------------------	------------------------

Resins and plastics
– External sales	7,541,352	8,597,308
– Intersegment sales	48,244	57,158

Total	7,589,596	8,654,466
	--------------------------	------------------------

Intermediate petrochemicals
– External sales (note a)	9,314,678	10,317,965
– Intersegment sales	9,734,781	10,588,623

Total	19,049,459	20,906,588
	--------------------------	------------------------

Petroleum products
– External sales (note a)	22,135,936	21,806,087
– Intersegment sales	3,886,484	3,409,625

Total	26,022,420	25,215,712
	--------------------------	------------------------

Trading of petrochemical products
– External sales (note a)	5,278,623	5,989,376
– Intersegment sales	1,256,624	1,735,103

Total	6,535,247	7,724,479
	--------------------------	------------------------

All others
– External sales (note a)	451,933	469,968
– Intersegment sales	407,376	512,269

Total	859,309	982,237
	--------------------------	------------------------

Elimination of intersegment sales	(15,333,582)	(16,302,859)
	--------------------------	------------------------

Turnover	46,442,079	49,500,789

2	Segment reporting (Continued)

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

(Loss)/profit before taxation

(Loss)/profit from operations

Synthetic fibres	(165,655)	364,407
Resins and plastics	(865,462)	43,349
Intermediate petrochemicals	678,635	1,044,617
Petroleum products	(1,074,343)	144,960
Trading of petrochemical products	29,321	7,968
All others	73,637	56,059

Consolidated (loss)/profit from operations	(1,323,867)	1,661,360

Net financing (costs)/income	(193,087)	14,132

Investment income	6,446	—

Share of profit of associates and jointly controlled entities	3,272	182,564

(Loss)/profit before taxation	(1,507,236)	1,858,056

Note (a):	External sales include sales to China Petroleum & Chemical Corporation, its subsidiaries and jointly controlled entities as follows:

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

Intermediate petrochemicals	2,646,674	3,201,242
Petroleum products	18,885,862	18,867,720
Trading of petrochemical products	3,755,301	4,016,116
All others	242,239	208,979

Total	25,530,076	26,294,057

Segment assets

The major changes in segment assets during the period relate to additions of construction in progress and inventory balance in petroleum products segment. The total segment assets of the petroleum products segment at 30 June 2012 is RMB 17,395,472,000 (31 December 2011: RMB 14,401,380,000).

3	(Loss)/profit before taxation

(Loss)/profit before taxation is arrived at after charging/(crediting):

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000
(a) Net financing costs/(income)

Interest on bank loans and advances	233,356	133,451
Less: Amount capitalised into construction in progress	(50,504)	(16,280)

Interest expenses, net	182,852	117,171
Net foreign exchange loss	59,183	—

Total financing expenses	242,035	117,171

Net foreign exchange gain	—	(88,429)
Interest income	(48,948)	(42,874)

Total financing income	(48,948)	(131,303)

(b) Other items

Amortisation of lease prepayments	9,162	9,201
Depreciation	829,987	821,511
Research and development costs	16,232	25,138
Write-down of inventories	235,350	128,602
Impairment loss on property, plant and equipment	—	10,552
Net loss on disposal of property, plant and equipment	11,827	7,198
Refund of education surcharges	(114,343)	—

4	Income tax

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

Provision for PRC income tax for the period	12,425	7,855
Deferred taxation	(381,504)	418,104

	(369,079)	425,959

The provision for PRC income tax is calculated at the rate of 25% (2011: 25%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

5	(Loss)/earnings per share

The calculation of basic loss per share is based on the loss attributable to equity shareholders of the Company for the six-month period ended 30 June 2012 of RMB 1,151,524,000 (six-month period ended 30 June 2011: profit of RMB 1,425,719,000) and 7,200,000,000 (six-month period ended 30 June 2011: 7,200,000,000) shares in issue during the interim period.

The Group had no dilutive potential ordinary shares in existence during the six-month periods ended 30 June 2012 and 2011.

6	Dividends

	Six-month period ended 30 June
	2012 RMB’000	2011 RMB’000

Final dividend in respect of the previous financial year, approved during the period, of RMB 0.05 per share (2011: RMB 0.10 per share)	360,000	720,000

Pursuant to a resolution passed at the Annual General Meeting held on 27 June 2012, a final dividend of RMB 360,000,000 was declared and approved for the year ended 31 December 2011 (2010: RMB 720,000,000).

The Board of Directors did not declare the payment of an interim dividend for the period (2011: RMB nil).

7	Trade receivables

	30 June 2012 RMB’000	31 December 2011 RMB’000

Trade debtors	90,582	126,671
Less: Impairment losses for bad and doubtful debts	(4,426)	(4,735)

	86,156	121,936

Bills receivable	1,270,674	2,988,010
Amounts due from related parties	690,773	639,286

	2,047,603	3,749,232

Amounts due from related parties represent trade-related balances.

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) is as follows:

	30 June 2012 RMB’000	31 December 2011 RMB’000

Invoice date:
Within one year	2,047,484	3,748,135
Between one and two years	119	1,097

	2,047,603	3,749,232

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8	Loans and borrowings

	30 June 2012 RMB’000	31 December 2011 RMB’000

Short term loans	8,688,455	5,512,074
Long term loans
– Between one and two years	—	125,000
– Between four years and five years	731,340	35,050

	9,419,795	5,672,124

9	Trade payables

	30 June 2012 RMB’000	31 December 2011 RMB’000

Trade creditors	2,175,537	3,126,495
Bills payable	—	15,688
Amounts due to related parties	2,936,671	2,242,868

	5,112,208	5,385,051

The maturity analysis of trade accounts payable is as follows:

	30 June 2012 RMB’000	31 December 2011 RMB’000

Due within one month or on demand	4,899,411	5,166,297
Due after one month but within three months	212,797	218,754

	5,112,208	5,385,051

7.3	Reconciliation between Interim Financial Report Prepared under CAS and IFRS

The below figures are extracted from the interim financial report prepared in accordance with CAS and IFRS, both of which have not been audited.

The reconciliation between the net profit and net assets of the interim consolidated financial report prepared under CAS and IFRS is presented below:

				Unit RMB’000

		Net profit attributable to equity shareholders of the Company (“–” for net loss)		Net assets attributable to equity shareholders of the Company
		Six-month period ended 30 June		At 30 June	At 31 December
	Note	2012	2011	2012	2011

Under CAS		–1,194,489	1,381,533	16,594,614	18,112,483
Adjustments under IFRS:
Government grants	(i)	14,796	14,193	–168,556	–183,352
Safety production costs	(ii)	36,620	38,058	—	—
Effects of the above adjustments on deferred taxation		–8,451	–8,065	–12,019	–3,568

Under IFRS		–1,151,524	1,425,719	16,414,039	17,925,563

(i)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the costs of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

7.3	Reconciliation between Interim Financial Report Prepared under CAS and IFRS (Continued)

(ii)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recoganised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By order of the Board
Rong Guangdao
Chairman

Shanghai, the PRC, 24 August 2012

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.